December 15, 2004

Securities and Exchange Commission
Attn:  Mr. Robert Burnett
Mail Stop 3-8
Washington, D.C.  20549


Dear Mr. Burnett:

I received your letter dated November 12, 2004 regarding Item 4.01 of EZCORP, Inc.'s Form 8-K filed October 12, 2004. In bold italics below are the comments in your letter, and in plain text is our response.

I assume that our response will be held in confidence, subject only to disclosure pursuant to proper requests under the Freedom of Information Act ("FOIA"). I assume that any disclosure by the Staff of the information in this letter will comply with those procedures and request, as a courtesy, that you inform me if you become aware of any FOIA request regarding this response.

Staff Comments:

     1. We believe that the facts indicated in your filing represents a future dismissal of Ernst & Young. You will need to file an amendment to this Form 8-K when Ernst & Young is no longer serving in any capacity as your principal accountant. The amended Form 8-K should disclose this date and state that there are still no disagreements, if true. The amendment should also include an updated letter from Ernst & Young indicating whether or not they agree with the disclosures in the amendment.

     2. We suggest the amendment indicate you dismissed Ernst & Young rather than saying they were terminated. "Dismissed" is the term specified in Rule 3-04 of Regulation S-X.

Response: Ernst & Young's work as our principal accountant is now complete, and we have notified them of their dismissal as our principal accountant. On December 15, 2004, we filed the requested amendment to our Form 8-K, addressing the issues raised in your comments above.

We also acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/  Dan N. Tonissen
Dan N. Tonissen
Senior Vice President, Chief Financial Officer, and Director